UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14F-1
                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                              FELLOWS ENERGY LTD.
                              -------------------
        (Exact name of registrant as specified in its corporate charter)


Nevada                            000-33321                          33-0967648
------                            ---------                          ----------

(State or other           Commission File Number               (I.R.S. Employer
jurisdiction of                                            Identification No.)
incorporation or
organization)

                  9323 Vista Serena, Cypress, California 90630
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

                                 (714) 220.1806
                                 --------------
                         (Registrant's Telephone Number)



           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record at the close of business on December 18, 2003, of shares of $.001 par common stock ("Common Stock") of Fellows Energy Ltd., a Nevada corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission (the "Commission") Rule 14f-1. As of such date, and immediately prior to the closing of the Transaction (as that term is defined below), the Company had 87,853,150 shares of Common Stock issued and outstanding, all of which shares are entitled to one vote per share on all matters for which stockholders are entitled to vote.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                                  INTRODUCTION

This statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Statement") is being circulated to the shareholders of Fellows Energy Ltd., a Nevada corporation (the "Company"), in connection with a special meeting held by the Board of Directors of the Company on December 8, 2003 approving the execution of an asset purchase agreement dated December 8, 2003 (the "Agreement") between the Company and Diamond Oil & Gas Corporation, a Nevada corporation ("Diamond").

THE TRANSACTION

Pursuant to the Agreement with Diamond, the Company intends to purchase Diamond's interests in certain oil and gas leases in Utah ("Leases") by means of acquiring the assignment of rights that Diamond acquired from UCM Investment Corporation in exchange for 3,500,000 shares of the Company's common stock. Under the terms of the Agreement, also referred to herein as the "Transaction," which is due to close by December 26, 2003, the Company will appoint Diamond's management to the Company's Board of Directors, and the Company will assume the ownership interests and exploration obligations that accompany the Leases. In addition, Diamond's principal, George S. Young will negotiate the possible acquisition of interests in other such properties on behalf of the Company. One of the conditions of closing is that the Company's current sole officer and director will resign, that the Company will cancel the 51,936,500 shares of its common stock owned by its outgoing management in exchange for $24,000, and that, prior to closing the Company will raise $2,500,000 through a private placement, with an option to raise up to an additional amount of $625,000. In addition, Diamond shall have obtained the consent of UCM Investment Corporation to the assignment of Diamond's interests to the Company pursuant to the terms of the Agreement.

The Company also hopes that this transaction will increase the value of its common stock to its shareholders, although there is no guarantee that the ownership and operation of these oil and gas leases or any subsequently acquired interests in such leases will increase the value of the Company's common stock.

Diamond Oil & Gas Corporation obtained the rights to explore, drill and operate certain oil and gas leases in Utah that it acquired from UCM Investment Corporation. The Company will assume Diamond's rights and obligations as to those leases, while Mr. Young will continue to negotiate for the acquisition of interests in similar properties on behalf of the Company.

The closing date for the Agreement shall be December 26, 2003, subject to the conclusion of the 10-day period (the "10-day Period") that will follow the date on which this Schedule 14f-1 was filed with the Commission and transmitted to the Company's stockholders of record. The 10-day Period is expected to conclude as of January 5, 2004. Pursuant to the Agreement, the Company is expected to issue/issued three million five hundred thousand (3,500,000) shares of the Company's common stock to Diamond. Diamond is solely owned by George S. Young, one of Diamond's officers and directors.

As a result of the Agreement, Diamond will own approximately 8.5% of the issued and outstanding shares of the Company's common stock.

CHANGES IN MAJORITY OF DIRECTORS AND EXECUTIVE OFFICERS

As part of the Transaction, following the conclusion of the 10-day Period, the following changes to the Company's directors and officers will occur:

* Mr. John R. Muellerleile, the Company's President, Chief Financial Officer, Secretary, and a member of its Board of Directors, will resign such positions.

* Mr. George S. Young will be appointed as the Company's President, Chief Executive Officer and a member of its Board of Directors.

* Mr. Steven Prince will be appointed as the Company's Vice President and a member of the Company's Board of Directors.

INFORMATION REGARDING THE COMPANY

Please read this Information Statement carefully. It describes the general terms of the Transaction and contains certain biographical and other information concerning the executive officers and directors after the closing of the Transaction. Additional information about the Agreement is contained in the Company's Current Report on Form 8-K, filed with the Commission on December 8, 2003. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission's website at www.sec.gov.

EXECUTIVE COMPENSATION

The following table sets forth certain information as to our highest paid officers for our fiscal year ended December 31, 2002. No other compensation was paid to any such officer or directors other than the cash compensation set forth below.

=================================== ======= ============= ============= ===================== =====================
NAME AND PRINCIPAL POSITION          YEAR      ANNUAL      BONUS ($)        OTHER ANNUAL           ALL OTHER
                                             SALARY ($)                   COMPENSATION ($)        COMPENSATION
----------------------------------- ------- ------------- ------------- --------------------- ---------------------
Jack Muellerleile - president,      2002        None          None              None                  None
secretary
----------------------------------- ------- ------------- ------------- --------------------- ---------------------
K. John Shukur - treasurer          2002        None          None              None                  None
=================================== ======= ============= ============= ===================== =====================

COMPENSATION OF DIRECTORS. Our current directors are also our employees and receive no extra compensation for their service on our board of directors.

STOCK OPTION GRANTS

No stock options were granted to any of the Company's directors and officers during the Company's most recent fiscal year ended December 31, 2002.

EXERCISES OF STOCK OPTIONS AND YEAR-END OPTION VALUES

No share purchase options were exercised by the Company's officers, directors, and employees during the fiscal year ended December 31, 2002.

OUTSTANDING STOCK OPTIONS

The Company adopted a Stock Option Plan in 2003, however, the Company has not granted any stock options and does not have any outstanding stock options. Accordingly, the Company's officers and directors do not hold any options to purchase shares of Common Stock.

COMPENSATION OF DIRECTORS

The Company's directors do not receive cash compensation for their services as directors or members of committees of the board.

                PRINCIPAL STOCKHOLDERS AND HOLDINGS OF MANAGEMENT

The following table sets forth certain information known to the Company regarding the beneficial ownership of the Common Stock, as of December 26, 2003 (immediately preceding the closing of the Transaction), by (a) each beneficial owner of more than five percent of the Common Stock, (b) each of the Company's directors, and (c) all of the Company's directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

====================== =================================== ================================ ==================
   Title of Class               Name and Address                Amount and Nature of        Percent of Class
                              of Beneficial Owner                 Beneficial Owner
---------------------- ----------------------------------- -------------------------------- ------------------
Common Stock           Jack Muellerleile
                       9323 Vista Serena                         51,936,500 shares                59.1%
                       Cypress, CA 90630                   president, secretary, director
---------------------- ----------------------------------- -------------------------------- ------------------
Common Stock           All directors and named executive
                       officers as a group                        51,936,500 shares               59.1%
====================== =================================== ================================ ==================

The Company believes that all persons have full voting and investment power to respect to the shares. Under the rules of the Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares a power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which the person has the right to acquire within 60 days, such as warrants or options to purchase shares of Common Stock.

The following table sets forth certain information known to the Company regarding the beneficial ownership of the Common Stock, as of December 26, 2003 (immediately following the closing of the Transaction, subject to the conclusion of the 10-day Period, and taking into effect the issuance of the Acquisition Shares), by (a) each beneficial owner of more than five percent of the Common Stock, (b) each of the Company's directors, and (c) all of the Company's directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

====================== =========================================== ============================== =================
   TITLE OF CLASS                   NAME AND ADDRESS                   AMOUNT AND NATURE OF       PERCENT OF CLASS
                                  OF BENEFICIAL OWNER                    BENEFICIAL OWNER
---------------------- ------------------------------------------- ------------------------------ -----------------
Common Stock           John R. Muellerleile
                       9323 Vista Serena                               56,500 shares, former             0.1%
                       Cypress, CA 90630                               officer and director
---------------------- ------------------------------------------- ------------------------------ -----------------
Common Stock           Diamond Oil & Gas Corporation (1)
                       101 Convention Center Drive
                       Suite 700
                       Las Vegas, Nevada  89109                          3,500,000 shares                8.5%(2)
---------------------- ------------------------------------------- ------------------------------ -----------------
Common Stock           George S. Young (1)
                       101 Convention Center Drive
                       Suite 700                                    3,500,000 shares, president
                       Las Vegas, Nevada  89109                            and director                  8.5%(2)
---------------------- ------------------------------------------- ------------------------------ -----------------
Common Stock           All directors and named executive
                       officers as a group                                  3,500,000 shares             8.5%(2)
====================== =========================================== ============================== =================

(1)George S. Young is the sole shareholder of Diamond Oil & Gas Corporation.

(2)Assumes (i) 51,936,500 shares belonging to the Company's outgoing management and 730,000 shares belonging to the Company's former officer and director are cancelled; (ii) 3,500,000 shares are issued to Diamond pursuant to the terms of the Agreement; and (iii) 2,500,000 private placement shares are sold.

Beneficial ownership is determined in accordance with the rules of the Commission generally includes voting or investment power with respect to securities. In accordance with Commission rules, shares of Common Stock that may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of the Common Stock indicated as beneficially owned by them.

                        DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that, after the closing of the Transaction, there will be certain changes in the composition of directors and executive officers. Please also see "Introduction - Changes in Majority of Directors and Executive Officers," above. The following tables set forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company:

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

============================ =========== ===================================
                Name            Age                   Position
---------------------------- ----------- -----------------------------------
Jack Muellerleile                60      president, secretary, director
============================ =========== ===================================

PROPOSED EXECUTIVE OFFICERS AND DIRECTORS AFTER THE CONCLUSION OF THE 10-DAY PERIOD

============================ =========== ===================================
                Name            Age                   Position
---------------------------- ----------- -----------------------------------
George S. Young                  52             president, director
---------------------------- ----------- -----------------------------------
Steven L. Prince                 39           vice president, director
============================ =========== ===================================

GEORGE S. YOUNG. Mr. Prince will be our President and Chairman of our Board of Directors effective as of the conclusion of the 10-day Period. Mr. Young is an experienced business executive in the mining and petroleum industries. He is an attorney and engineer by profession, and began his legal career in the law department of Exxon Company USA. Mr. Young also worked at Kennecott Copper Corporation as a metallurgical engineer involved in the construction and start-up of a new copper smelter and later as general counsel and in management of major mining corporations and utilities. From 1998 to 2002, Mr. Young was a partner at the firm of Pruitt Gushee & Bachtell located in Salt Lake City, Utah. Prior to that Mr. Young was the president of Oro Belle Resources Corporation in Golden, Colorado from 1996 to 1998. Previous positions also include General Counsel and Acting General Manager for the Intermountain Power Project, a $4.4 billion coal-fired power project; Domestic Minerals Division Counsel for Getty Oil Company; and General Counsel for Bond International Gold, Inc. Most recently, Mr. Young currently serves as a director and president of Palladon Ventures Ltd., a British Columbia corporation which trades on the Canadian Stock Exchange under the trading symbol PLL.V, and is an exploration company with properties in Southern Argentina, and MAG Silver Corporation, a British Columbia corporation, which trades on the Canadian Stock Exchange under the trading symbol MAG.V, and is an exploration company with projects in Mexico. Mr. Young is the sole owner, officer and director of Diamond Oil & Gas Corporation, a privately held Nevada corporation. He holds a B.Sc. in Metallurgical Engineering which he earned in 1975 from the University of Utah and a J.D. degree which he earned in 1979 from the University of Utah. Mr. Young is a member of the Society of Mining Engineers, and the state bars of Utah, Colorado and Texas. Mr. Young is not an officer or director or director of any other reporting company.

STEVEN L. PRINCE. Mr. Prince will be our Vice President and a member of our Board of Directors effective as of the conclusion of the 10-day Period. Mr. Prince is a petroleum engineer with over 13 years of operating experience in conventional oil and gas drilling and in coal bed methane drilling and field development. From 2003 to the present, Mr. Price has been a Senior Petroleum Engineer for the Navajo Indian Nation. From 2001 to 2003, Mr. Price was an Operations Manager with CBM Production Consultants. From 1997 to 2002, he served as Executive Director of the Castle Valley Gas Producers Council, a gas industry trade association. Previous positions also include Drilling Engineer with Shell Western Exploration & Production; Operations Manager and Engineering Manager with River Gas Corporation in which he played a significant role in developing the Drunkard's Wash Field, one of the most successful coal bed methane fields in the United States, located in Central Utah. Mr. Prince is a member of the Society of Petroleum Engineers and the Rocky Mountain Association of Geologists. Mr. Prince received his B.S. in Petroleum Engineering from Montana College of Mining, Science and Technology in 1987. Mr. Prince is not an officer or director or director of any other reporting company.

There is no family relationship between any of our officers or directors. There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any of our officers or directors from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony. Nor are any of the officers or directors of any corporation or entity affiliated with us so enjoined.

COMMITTEES

The Company does not have any standing audit, nominating, or compensation committees of the Board, or committees performing similar functions. Meetings of the Board of Directors The Board did not hold any meetings during the fiscal year ended December 31, 2002 or through the current date. However, during such year, the Board of Directors took action by Unanimous Written Consent on four separate occasions.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers, directors, and persons who beneficially own more than 10% of the Common Stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Company with copies of all
Section 16(a) forms they file. Based solely on the Company's review of these reports or written representations from certain reporting persons, the Company believes that during the fiscal year ended December 31, 2002, and during the current fiscal year, all filing requirements applicable to the Company's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Transaction, none of the Company's directors or officers, nor any proposed nominee for election as one of the Company's directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's outstanding shares, nor any of the Company's promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company.

                                LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

                                   SIGNATURES


In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


FELLOWS ENERGY LTD.

By:         /s/ John R. Muellerleile
            ------------------------
            John R. Muellerleile
Its:        Chief Executive Officer